UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MUSCLEPHARM CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62733521

(CUSIP Number)

Ryan Charles Drexler

525 Chalette Drive

Beverly Hills, CA 90201

Copy to:

Ruddy Law Office, PLLC

Attention: Mark E. Ruddy

1225 15th Street, NW

Washington, DC 20005

202-797-0762

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Drexler, Ryan Charles
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,608,696 (See Item 5)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 2,608,696 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,608,696 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 3 of 6 Pages

Introduction

This initial Schedule 13D reflects: the Convertible Secured Promissory Note dated December 7, 2015 (as defined in Item 3 below) by the Reporting Person and the Issuer;

Item 1.  Security and Issuer.

 This Statement of Beneficial Ownership of Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of MusclePharm Corp., a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 4721 Ironton Street, Denver, Colorado 80239.

Item 2.  Identity and Background.

Ryan Charles Drexler is the reporting person for this Schedule 13D. Mr. Drexler hereinafter is sometimes referred to as the “Reporting Person” or Mr. Drexler. The address for the Reporting Person is 525 Chalette Drive, Beverly Hills, California 90211. Currently, Mr. Drexler is the Chief Executive Officer (“CEO”) of the Consac, LLC (“Consac”) and the Executive Chairman of the Board of Directors of the Issuer. Mr. Drexler is a citizen of the United States.

During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Pursuant to a convertible secured promissory note dated December 7, 2015 (“Convertible Note”), by and between the Reporting Person, as the “Holder”, and the Issuer, the Reporting Person acquired a convertible note in the original principal amount of $6,000,000, convertible into shares of the Issuer’s Common Stock at a price per share equal to $2.30. As per the Convertible Note, the Issuer promised to pay the Reporting Person the principal amount together with interest on the outstanding principal amount at a rate of eight percent (8%) per annum. Unless converted, all outstanding principal and any accrued but unpaid interest under the Convertible Note (whether or not that interest has been capitalized) (the “Conversion Amount”) shall be due and payable upon January 15, 2017 (the “Maturity Date”).

The Reporting Person, as the Holder, may at any time, in the sole discretion of the Holder, upon written notice to the Issuer, elect to convert the Conversion Amount into shares of the Issuer’s Common Stock at a price per share equal to $2.30.

Item 4.  Purpose of Transaction.

The Reporting Person is engaged in the investment business and has extensive experience in the vitamin and supplement industry. In pursuing investment opportunities, the Reporting Person reviews the operations, capital structure and markets of companies, such as the Issuer. Based on the review and knowledge of the industry, the Reporting Person made the decision to enter into a Convertible Note with the Issuer. From time to time, the Reporting Person may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

CUSIP No. 627335201	13D	Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

Pursuant to the Convertible Note the Reporting Person acquired a convertible note in the original principal amount of $6,000,000, convertible into shares of the Issuer’s Common Stock at a price per share equal to $2.30. As per the Convertible Note, the Issuer promised to pay the Reporting Person the principal amount together with interest on the outstanding principal amount at a rate of eight percent (8%) per annum. Unless converted, the Conversion Amount shall be due and payable upon the Maturity Date.

The Reporting Person, as the Holder, may at any time, in the sole discretion of the Holder, upon written notice to the Issuer, elect to convert the Conversion Amount into shares of the Issuer’s Common Stock at a price per share equal to $2.30. The Convertible Note is exercisable immediately at the election of the Reporting Person. As of December 7, 2015, the number of convertible shares of the Issuer owed to the Reporting Person is two million six hundred eight thousand six hundred ninety-six (2,608,696), constituting approximately nineteen percent (19%) of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Person, if the Convertible Note is exercised immediately, is based upon 13,706,929 shares outstanding as of July 24, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the Securities and Exchange Commission on August 10, 2015.

Mr. Drexler is the CEO of Consac and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 of the Securities Exchange Act) of the Common Stock that Consac beneficially owns. Mr. Drexler has the power to direct the voting and disposition of the Issuer’s Common Stock that Consac beneficially owns.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Convertible Note, the Reporting Person, as the “Grantee”, and the Issuer, as the “Grantor, entered into a security agreement dated December 7, 2015 (the “Security Agreement”). The Reporting Person and Issuer have entered into a Convertible Note. It is condition precedent to the advancement of the funds to the Grantor under the Convertible Note that Grantor shall have granted the security interest contemplated by the Security Agreement as security for the “Secured Obligations”. As per the Security Agreement, Secured Obligations mean all obligations of Grantor under or in respect to the Convertible Note and the Security Agreement.

In connection with the Convertible Note and the Security Agreement, the Reporting Person entered into a subordination agreement with ANB Bank, dated December 7, 2015 (“Subordination Agreement”). The Issuer has requested and/or obtained certain loans or other credit accommodations from ANB Bank pursuant to the ANB Bank documents, which are or may be from time to time secured by liens on and security interests in certain now owned or hereafter acquired assets and property of the Issuer pursuant to the ANB Bank Documents (the “ANB Bank Collateral”).

The Issuer issued to the Reporting Person, the Convertible Note and the Issuer’s obligations under the Convertible Note and the related Security Agreement by and between the Issuer and the Reporting Person (together the “Drexler Documents”) are or may from time to time be secured by liens on and security interests in certain assets and property of Issuer pursuant to the Drexler Documents (the “Drexler Collateral”).

To induce ANB Bank to consent to the Drexler Documents and the incurrence and performance by the Issuer of its obligations thereunder and in connection therewith, the Reporting Person is willing to subordinate all of Issuer’s obligations under the Drexler Documents (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations related thereto), whether presently existing or arising in the future (the “Subordinated Debt”) to all of Issuer’s indebtedness and obligations owed to ANB Bank, whether presently existing or arising in the future, and to subordinate the Reporting Person’s lien on and security interest in the Drexler Collateral to the lien and security interest of ANB Bank in the ANB Bank Collateral.

Other than the Convertible Note, Security Agreement and Subordination Agreement, and except as described elsewhere herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or any officers and directors and any other person, with respect to any securities of the Company,  including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 627335201	13D	Page 5 of 6 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Convertible Secured Promissory Note, dated December 7, 2015, by and between Ryan Charles Drexler and MusclePharm LLC (as reported on Form 4, filed with the SEC on December 9, 2015).
2	Security Agreement, dated December 7, 2015, by and between Ryan Charles Drexler and MusclePharm LLC.
3	Subordination Agreement, dated December 7, 2015, by and between Ryan Charles Drexler and ABN Bank.

CUSIP No. 627335201	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ryan Charles Drexler Ryan Charles Drexler

December 17, 2015